UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	May 2006
Commission File Number:	000-49917
Attachments:

Certification of Interim Filings - CEO
Certification of Interim Filings - CFO
Unaudited Financial Statements for the period ended March 31, 2006
MD&A for the period ended March 31, 2006
News Release dated May 30, 2006

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Form 52-109F2 - Certification of Interim Filings

I, Brian Fairbank, CEO, of Nevada Geothermal Power Inc., hereby certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc.], (the issuer) for the interim period ending March 31, 2006;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.  The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 29, 2006

“Brian Fairbank”
Brian Faribank
CEO

Form 52-109F2 - Certification of Interim Filings

I, Don Smith, CFO, of Nevada Geothermal Power Inc., hereby certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the interim period ending March 31, 2006;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.  The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 29, 2006

“Don Smith”
Don Smith
CFO

NEVADA GEOTHERMAL POWER INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,
	2006	2005
	(unaudited)	(audited)

ASSETS

Current
Cash	$2,173,557	$1,964,047
Amounts receivable	38,540	75,686
Marketable securities	168,860	91,610
Prepaid expenses	30,161	80,135
	2,411,118	2,211,478
Equipment (Note 3)	17,912	15,229

Long-term investments	-	87,000

Resource Property Interests (Note 4)	5,004,458	4,323,758

	$7,433,488	$6,637,465

LIABILITIES

Current
Accounts payable and advances	$163,582	$310,436

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	13,323,206	11,267,579

Contributed Surplus (Note 6)	1,113,363	594,477

Deficit	(7,166,663)	(5,535,027)
	7,269,906	6,327,029

	$7,433,488	$6,637,465

Related party transactions (Note 8) Commitments (Note 10)

Approved by the Directors:
“Brian D. Fairbank”	“Domenic Falcone”

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	For the Three Month Period Ended		For the Nine Month Period
	March 31,		Ended March 31,
	2006	2005	2006	2005
Expenses
Administration	$13,955	$18,620	$47,107	$53,238
Amortization	1,046	843	3,139	2,357
Audit	9,680	18,400	34,580	18,400
Consulting	55,042	61,290	124,688	94,592
Conventions and publishing	318,865	79,486	444,053	130,095
Foreign exchange	4,361	12,264	14,179	8,969
Insurance	12,500	-	37,500	-
Investor relations and shareholder information	20,521	24,970	59,225	89,302
News dissemination	2,202	9,525	22,217	29,403
Legal	21,868	22,699	52,997	56,787
Office and sundry	11,699	7,848	36,449	23,213
Rent and telephone	15,836	8,077	41,496	21,977
Site investigation	-	8,430	-	8,700
Stock-based compensation	670,252	37,321	673,058	84,794
Transfer agent and regulatory fees	9,247	19,930	25,679	42,077
Travel and business development	17,547	18,430	68,513	48,470
Wages	15,010	-	30,027	-

Loss Before The Following	1,199,631	348,133	1,714,907	712,374

Other loss (income)
Interest income	(16,509)	(2,723)	(46,721)	(10,825)
Gain on disposal of marketable securities	(19,550)	-	(16,550)	-
Option proceeds in excess of mineral property costs	(1,778)	-	(20,000)	-
Unrealized loss on marketable securities	73,625	-	-	-

Loss For The Period	1,235,419	345,410	1,631,636	701,549

Deficit, Beginning Of Period	5,931,244	4,582,933	5,535,027	4,226,794

Deficit, End Of Period	$7,166,663	$4,928,343	$7,166,663	$4,928,343

Loss Per Share, Basic and diluted	$0.04	$0.01	$0.06	$0.03

Weighted Average Number Of Shares Outstanding	33,282,437	24,796,585	25,729,852	23,888,007

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Month Period Ended		For the Nine Month Period Ended
	March 31,		March 31,
	2006	2005	2006	2005

Cash Flows From Operating Activities
Loss for the period	$(1,235,419)	$(345,410)	$(1,631,636)	$(701,549)
Items not involving cash flows:
Stock-based compensation	670,252	37,321	673,058	84,794
Amortization	1,046	843	3,139	2,357
Unrealized loss on marketable securities	73,625	-	-	-
(Gain) on sale of marketable securities	(19,550)	-	(16,550)	-
Adjustments to reconcile net income (loss) to net cash used in operating activities
Decrease (increase) in amounts receivable	75,836	(49,720)	37,146	282,670
Non-cash settlement of receivables	(20,000)	-	(20,000)	-
Decrease (increase) in prepaid expenses	15,160	(2,125)	49,974	8,227
(Decrease) in accounts payable	(158,358)	(94,451)	(146,854)	(262,730)
	(597,408)	(453,542)	(1,051,723)	(586,261)

Cash Flows From Investing Activities
Resource property costs	(324,130)	(123,422)	(680,700)	(1,120,330)
Proceeds from disposal of marketable securities	-	-	46,300	-
Acquisition of capital assets	-	-	(5,822)	(1,274)
	(324,130)	(123,422)	(640,222)	(1,121,604)

Cash Flows From Financing Activities
Shares issued for cash	98,300	2,065,454	1,901,455	3,046,671
	98,300	2,065,454	1,901,455	3,046,671

(Decrease) Increase In Cash	(823,238)	1,488,490	209,510	1,338,806

Cash, Beginning Of Period	2,996,795	834,745	1,964,047	984,429

Cash, End of Period	$2,173,557	$2,323,235	$2,173,557	2,323,235

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

1.NATURE OF OPERATIONS AND GOING CONCERN

The accompanying consolidated financial statements for the interim periods ended March 31, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited. In the opinion of management, these statements incorporate all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s consolidated audited financial statements for the year ended June 30, 2005.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at March 31, 2006, the Company has a working capital of $2,247,536, and has incurred losses totalling $7,166,663.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management intends to seek further funds through public offerings and private placements to finance its ongoing exploration activities. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2.SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (“NGPC”) (formerly Noramex Corp.), incorporated in the State of Nevada, U.S.A and Blue Mountain Power Company Inc., incorporated in the Province of British Columbia, Canada. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

c)

Option Payments Received

Option payments received are treated as a reduction of the canying value of the related resource property costs and the balance, if any, is taken into income.

d)

Marketable securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

e)

Equipment and amortization

Equipment is recorded at cost and is depreciated over its useful life by the declining balance method at the following rates:

Computer equipment 30%

Office equipment 20%

The carrying value of equipment is reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is determined by management based on estimates of undiscounted future cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are recorded in the reporting period in which determination of impairment is made by management.

f)

Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 — “Stock Based Compensation and Other Stock Based Payments” to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Stock Based Compensation (continued)

operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

g)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

h)

Basic and Diluted Loss Per Share

The Company uses the treasury stock method for computing diluted loss per share. This method assumes that any proceeds attained upon exercise of options or warrants, would be used to purchase common shares at the average market price during the period. The effects of applying the treasury stock method to the Company’s loss per share is anti-dilutive. Therefore, basic and diluted losses per share are equal for the periods presented.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The Company has not recognized any future benefit amount as the criteria for recognition has not been met.

j)

Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

3.EQUIPMENT

	March 31,	June 30,
	2006	2005
	(unaudited)	(audited)

Computer equipment	$26,788	$23,861
Office equipment	19,538	16,643
	46,326	40,504
Accumulated depreciation	28,414	25,275

Net book value	$17,912	$15,229

4.RESOURCE PROPERTY INTERESTS

The acquisition and exploration costs of the Company’s properties are as follows:

	March 31,
	2006	2005

Blue Mountain Geothermal Project — Nevada, USA	$4,604,699	$3,571,430
Pumpernickel Valley Geothermal Project — Nevada,USA	-	39,311
Black Warrior Project— Nevada, USA	83,502	50,351
Crump Geyser Project — Oregon, USA	316,257	-

	$5,004,458	$3,661,092

a) Blue Mountain Geothermal Project, Nevada

NGPC holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles out of a total of the 39km2 (15mi2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

4.RESOURCE PROPERTY COSTS (Continued)

a)

Blue Mountain Geothermal Project Nevada (continued)

The following costs have been incurred on the project:

	March 31,
	2006	2005

Deferred exploration
Property leases, permits and regulatory	$31,732	22,037
Assaying and analysis	206	17,614
Geological and geophysical	281,162	473,732
Drilling	-	549,850
Feasibility study	35,334	-
Road maintenance	920	92,189
Camp supplies	20,969	98,980
Reports and maps	2,316	-
Water rights	4,576	-
U.S. Department of Energy grant	-	(188,098)
Costs incurred during the period	377,215	1,066,304

Balance, beginning of period	4,227,484	2,505,126

Balance, end of period	$4,604,699	$3,571,430

b) Pumpernickel Geothermal Valley Project, Nevada

On February 20, 2004, Nevada Geothermal Power Inc. entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately ten miles from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional four sections of federal land for total leasehold of nine square miles (5,671 acres).

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as “substances”) along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

•  3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

•  5% of the gross proceeds from the sale of any substances in an arm’s length transaction;

•  2% of the gross proceeds from the sale of or manufacture therefrom of bi-products; and

•  10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as a vegetable drying/processing facility).

•  Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

4. RESOURCE PROPERTY COSTS (Continued)

b)

Pumpernickel Geothermal Valley Project, Nevada(continued)

In October 2004, the Company announced that Inovision Solutions Inc. (151) will finance up to $5- million (CDN) in exploration and development expenditures on the Pumpemickel Geothermal Valley Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, ISI must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period.

In addition, NGPC, was awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The NGPC/DOE joint program included an advanced technology, three-dimensional “E-SCAN” resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. ISI covered NGPC’s cost share obligation of US$148,068 out of the first year work commitment. NGPC will manage the DOE sponsored work.

The following costs have been incurred on the project:

	March 31,
	2006	2005

Deferred exploration
Assaying	$2,651	$-
Camp and field supplies	57,718	706
Drilling	277,312	-
Geological and geophysical	258,457	85,610
Property leases, permits and regulatory	13,454	7,888
Reports and maps	27,271	-
Road construction	5,465	-
U.S. Department of Energy grant (recovery)	(381,739)	(64,446)
Inovision Solutions funding and option payments (recovery)	(275,748)	(26,083)

Costs incurred during the period	(15,159)	3,675

Balance, beginning of period	15,159	35,636

Balance, end of period	$-	$39,311

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

4.RESOURCE PROPERTY COSTS (Continued)

c)

Black Warrior, Nevada

In fiscal 2005, NGPC acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.

The following costs have been incurred on the project:

	March 31,
	2006	2005

Acquisition
Lease payments	$12,727	$12,777

Deferred exploration
Camp costs and field supplies	2,911	2,823
Geological and geophysical	7,855	34,751

Costs incurred during the period	23,493	50,351
Balance, beginning of the period	60,009	-

Balance, end of period	$83,502	$50,351

d)

Crump Geyser, Oregon

On August 1, 2005, NGPC leased 28km2 (11 mi2) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

	March 31,
	2006	2005

Acquisition
Lease payments	$16,973	$-

Deferred exploration
Assaying	6,486	-
Camp costs and field supplies	21,290	-
Reports and maps	500	-
Geological and geophysical	249,902	-

Costs incurred during the year	295,151	-
Balance, beginning of the period	21,106	-

Balance, end of period	$316,257	$-

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

5.SHARE CAPITAL (continued)

a)

Authorized:

100,000 common shares – no par value

25,000,000 first preferred shares – no par value

25,000,000 second preferred shares – no par value

b)

Common Shares Issued

	SHARES	AMOUNT

Balance, June 30, 2004	22,189,084	$7,474,528

For cash
Private placements, net of financing costs	5,000,000	2,718,900
Options exercised	437,000	136,950
Warrants exercised	1,776,988	845,342
Rounding adjustment	2	-
Options exercised – stock option valuation	-	91,859

Balance, June 30, 2005	29,403,074	11,267,579

For cash
Options exercised	708,000	246,440
Warrants exercised	3,264,430	1,655,015
Options exercised – stock option valuation	-	154,172

Balance, March 31, 2006	33,375,504	$13,323,206

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two- year period. The Company granted 280,000 compensation options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the period ended March 31, 2006, the Company issued 708,000 shares from the exercise of stock options at various prices, and issued 3,264,430 shares from the exercise of warrants at a price of $0.50 to $0.80 per warrant.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

5.SHARE CAPITAL (continued)

c)

Stock Options

As at March 31, 2006, the following share purchase options were outstanding:

EXERCISE PRICE	NUMBER OUTSTANDING AT MARCH 31, 2005	REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT MARCH 31, 2005

$0.28	593,000	2.36	$0.28	593,000
0.35	180,000	2.92	0.35	180,000
0.50	20,000	3.22	0.50	20,000
0.54	397,000	3.52	0.54	397,000
0.65	280,000	0.98	0.65	280,000
0.90	1,948,000	4.80	0.90	1,910,500
	3,418,000	2.54	$0.45	3,380,500

A summary of the changes in stock options for the periods ending June 30, 2005 and March 31, 2006 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	1,835,000	$0.30

Granted	880,000	0.58
Exercised	(437,000)	0.31

Balance, June 30, 2005	2,278,000	0.41

Granted	1,948,000	0.90
Expired	(100,000)	0.50
Exercised	(708,000)	0.35

Balance March 31, 2006	3,418,000	$0.70

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

5.SHARE CAPITAL (continued)

d)

Share Purchase Warrants

	NUMBER OF WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance, June 30, 2004	5,091,208	$0.49

Issued	5,000,000	0.94
Exercised	(1,776,988)	0.48
Expired	(125,790)	0.36

Balance, June 30, 2005	8,188,430	0.77

Exercised	(3,264,430)	0.51

Balance March 31, 2006	4,924,0000	$0.94

Share purchase warrants outstanding at March 31, 2006:

NUMBER OF SHARES	EXERCISE PRICE	EXPRIRY DATE

1,424,000	$0.80	September 23, 2006
3,500,000	1.00	March 22, 2007

4,924,000	$0.94

e)

Escrow Shares

As at March 31, 2006 there are 666,300 shares held in escrow which are to be released over a three year period ending July 23, 2006.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

6.CONTRIBUTED SURPLUS

	March 31,
	2006	2005

Balance, beginning of period	$594,477	$351,272

Compensation options granted	673,058	84,794
Stock options exercised	(154,172)	(20,601)

Balance, end of period	$1,113,363	$415,465

7.FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, marketable securities, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The falr value of the financial instruments approximates their carrying value.

8.RELATED PARTY TRANSACTIONS

Transactions in the normal course of business with directors, companies controlled by directors or with directors in common were as follows:

	March 31,
	2006	2005

Fees for administrative and professional services	$83,321	$85,413
Fees for geological services	448,323	457,197
Amounts included in accounts payable	71,118	45,712

The amounts included in accounts payable are non-interest bearing and have no fixed terms of repayment.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

9.INCOME TAXES

The Company has non-capital losses available for income tax purposes totalling approximately CDN$3,823,000 and US$2,050,000 which may be carried forward to reduce future year’s taxable income. The criteria for recognizing these potential future tax benefits as an asset have not been met.

Losses for Canadian tax purposes expire as follows:

2006	$215,000
2007	238,000
2008	184,000
2009	293,000
2010	456,000
2014	454,000
2015	1,005,000
2016	978,000
$3,823,000

Losses for US tax purposes expire as follows:

2023	US$	40,000
2025		325,000
2026		1,153,000
2027 and thereafter		532,000
	US$	2,050,000

10.COMMITMENTS

a)

On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

b)

On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

c)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter are as follows:

2006	$167,393
2007	259,182
2008	344,102
2009	494,519
2010	546,780
2011 and thereafter	2,198,758
Total payments	$4,010,734

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

10.COMMITMENTS – CONT’D

d)

On March 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company will issue 50,000 options exercisable at $0.90 on signing, at three-month intervals thereafter with a maximum issue of 200,000 options.

e)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced March 1, 2005 and is to be renewed annually until rescinded.

f)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded.

11.SUBSEQUENT EVENTS

a)

On April 10, 2006, the Company announced it would proceed with a private placement, on a bought-deal basis, consisting of 16,666,667 units at 90 cents per unit for gross proceeds of approximately $15-million. The Company also agreed to grant the underwriters an over- allotment option to purchase up to an additional three million units at 90 cents or $2.7-million.

Each unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $1.40 per warrant. The warrants are subject to an acceleration provision such that if at any time six months after the closing the price per the Company’s share on the TSX Venture Exchange is $2 or higher for 10 consecutive business days, then the Company will give the investors notice that the warrants must be exercised or they will expire within 30 days.

The Company appointed Dundee Securities Corp. (“Dundee”) to lead a syndicate of underwriters consisting of Dundee, Sprott Securities inc. and Fraser Mackenzie Ltd. The underwriters were to receive a 7 per cent cash commission and to be granted an option to acquire that number of units that is equal to 8 per cent of the number of units issued under the offering. The compensation option entitle the underwriters to purchase units, exercisable at the offering price of the units, for a period of 24 months following closing of the offering.

On April 24, 2006, the Company closed the first tranche of this financing, consisting of 13 million units at 90 cents per unit for gross proceeds of $11.7-million. On May 1, 2006, the Company closed the second tranche of this financing, (including the over-allotment) consisting of 6,666,666 units at price of 90 cents per unit, for gross proceeds of $6.0-million. The total proceeds received by the Company for both tranches totaled $1 7.7-million.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2006

(unaudited)

11. SUBSEQUENT EVENTS CONT'D

b)

Subsequent to the period end, 35,000 options were exercised at a various prices for proceeds of $18,100.

c)

Subsequent to the period end, 125,000 share purchase warrants were exercised at a price of $0.540 per warrant for proceeds of $62,500.

d)

On April 15, 2006, NGPC entered into a lease agreement obtaining the geothermal rights to an additional 640 acres adjoining Blue Mountain Project, Humbolt County, Nevada. Lease payments are US$2,560 per year with an initial payment of US$2,560. The property is subject to a production royalty of 3% of the gross revenue from the availability, sale or use of electricity from an electrical power plant built on or utilizing geothermal resources from the property.

e)

On April 26, 2006, NGPC obtained the geothermal rights to an additional 933 acres adjoining the Pumpernickel Valley Project by paying a sum of US$15,000 to the vendor. Additional lease payments on a yearly basis are US$1 per acre increasing to US$4 per acre in the sixth year of the lease. Work commitments are required starting in the sixth year of the lease at US$4 per acre per year or US$3,734 per year. The work commitments increase US$2 per acre per year thereafter until the tenth year.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MDA”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the three month period (quarter) ended March 31, 2006 and incorporates certain information from the prior three fiscal years. In order to better understand the MDA, it should be read in conjunction with the Company’s unaudited financial statements and related notes for the three month period ended March 31, 2006 and the Company’s most recent audited financial statements and related notes for the year ended June 30, 2005, These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is May 26, 2006.

FORWARD LOOKING STATEMENTS

This MDA may contain “forward looking statements” that reflect Nevada Geothermal Power’s expectations and projections about its future results. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “potential” and similar expressions. These statements reflect the Company’s current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. The Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

The Company is developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demand for power. The Company and / or its wholly owned subsidiary Nevada Geothermal Power Company (NGPC) holds leases on four projects: Blue Mountain, Pumpernickel and Black Warrior all located in Nevada and Crump Geyser located in Oregon. The Company is embarking on a production plan to develop an initial 30 MW geothermal power plant at Blue Mountain.

OVERALL PERFORMANCE

The Company’s immediate strategy is the continued exploration and subsequent development of its geothermal prospects at Blue Mountain and Pumpernickel in Nevada and Crump Geyser in Oregon. In this regard, the Company has made significant progress towards its stated goals. During this quarter the Company focused upon drill permitting and an environmental assessment at Blue Mountain, a detailed ground gravity survey at Pumpernickel and Blue Mountain and a comprehensive 3 point Schlumberger resistivity survey at Crump Geyser. The Company commenced drilling two thermal gradiant holes at Blue Mountain.

EXPLORATION PROPERTIES

As at March 31, 2006, the Company’s exploration properties were comprised of:

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

1) Blue Mountain Geothermal Property - Nevada

The geothermal property is located in Humboldt County of north central Nevada about 30 km (18.6 miles) west of the town of Winnemucca. The project is comprised of geothermal leases covering 39 km2 (15 mi2) from the Bureau of Land Management (BLM), Burlington Northern Santa Fe (BNSF), and the Nevada Land and Resource Company (NLRC). In January and April 2006 the Company entered into two lease agreements with two separate private landowners, covering 259 hectares (640 acres) each for an additional total of 518 hectares (1280 acres).

Previous thermal gradient drilling in 2004 nearly doubled the known aerial extent of the shallow temperature anomaly outward to cover 10 km2 (4 mi2). The size of the zone is still open to further expansion.

Environmental Management Associates out of Brea, CA was retained to conduct the EA which was then reviewed and subsequently accepted by the BLM Winnemucca Field Office. Permits have been issued as requested with road engineering required on one access road to Site B before drilling can commence.

In the initial program, four 13-inch diameter production wells will be drilled to 1200 m (4000 ft) into the moderate temperature 148-165°C (300-330°F) geothermal resource intersected in previous test holes. Drill pads are under construction. A water well rig will be used to drill the top 244 m (800 ft) of each well and to set surface casing. A production drilling rig with a substructure to accommodate blow-out-prevention-equipment will then complete the holes to total depth. A suitable rig has been identified and is expected to be on site by the end of May. The Company expects to complete initial development drilling over the next six months.

At least one well will be extended to 1980 m (6500 ft) to explore for a much hotter, 230°C (450°F) geothermal reservoir at depth. A super heated resource is predicted from the chemistry of shallow geothermal fluid samples obtained from flow tests at DB-2. The high temperature resource, if confirmed, would have higher potential power output.

In May 2006, the Company commenced drilling two thermal gradient holes that will have 4 ½ inch casing cemented back to surface to a depth of 500 m (15640 ft). This will potentially allow the holes to be re-entered and cored to a depth of up to 1830 m (6000 ft).

Desert Mountain Surveying performed water rights surveys for the four potential water well sites on Section 1. The permits for the four water wells, filed with the State Engineer to obtain water rights for the geothermal power plant, are subject to a 60 day public notice and comment period. The Company anticipates notification from the state engineer of their decision before the end of May 2006. At the time of this report notification had not yet been received.

In the last quarter of fiscal 2005 the Company had submitted a bid, based on a 30MW plant, in response to a Request for Proposal issued on May 4, 2005 by Sierra Pacific Power Company (SPPCo) and Nevada Power. In September 2005 the Company received news that SPPCo and Nevada Power had placed the Company on their Tier 1 list in consideration for future negotiations of a power contract. The Company submitted a power contract proposal to SPPCo in early February 2006.

The Phase One of the Interconnection Feasibility Study, completed by SPPCo in April 2005, determined which transmission line would be appropriate and the approximate associated cost. To proceed with Phase Two, the Interconnection System Impact Study, SPPCo required further

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

data which the Company provided regarding the plant arrangement and interconnection equipment. Phase Two is expected to be available by the end of June 2006.

The Land Department at SPPCo has identified several prospective routes for the Transmission Line Right-Of-Way. All of these routes would require the sharing of structures with existing SPPCo distribution lines and would provide access for interconnection with the Winnemucca substation. A scoping meeting with SPPCo was held mid February to discuss the alternative routes and potential issues.

In January 2006 a detailed gravity survey was completed by Quantech Geosciences out of Reno, Nevada. The gravity survey is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. This information will aid in planning the depth to which the casing will need to be set to reach bedrock for the thermal gradient holes and the production size test wells. It will also aid in determining the depth of overburden necessary to drill through for the water wells. The final report was delivered in April 2006 and is being reviewed by the Company.

2) Pumpernickel Geothermal Project — Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering 13 km2 (5 mi2) of geothermal land located in north-central Nevada approximately 16 km (10 miles) from Newmont’s Lone Tree Mine. The Company has also filed lease applications on an additional four sections of federal land. The total leasehold is now 24.6 km2 ( 9.5 mi2) for a total leasehold of 23 km2 (9 mi2). On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (ORMAT) to transfer BLM Lease #074855, a total of 378 hectares (934 acres), to the Company for a one time fee $15,000 (U.S.). The documents included a Company promise to consider using ORMAT equipment at market rates for the Pumpernickel project. The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc. and provisions were made to continue that obligation. The federal lease conveyance documents have been completed and submitted to the BLM for approval. BLM ratification was received by the Company and will be effective as of June 1, 2006. On May 18, 2006 the stipulations on lease #078124 were signed off and the BLM lease for three sections 7.8 km2 (3 mi2) will also be effective as of June 1, 2006.

As previously reported, the results of the 3D-ESCAN resistivity survey jointly funded by the Company and the DOE received in July 2005 identified additional drill targets. WDC Exploration & Wells of Elko, Nevada drilled the four thermal gradient holes in September 2005. The thermal gradient holes are designed to obtain the shallow subsurface water temperatures and thermal gradients. The gradient hole permits require shutting down the well when the temperatures reach 80°C (176°F).

As the gradient holes continue to equilibrate, further temperature measurements have been obtained. Thermal gradient hole PVTG-1 had a measured temperature of 47°C (116°F) at 300 m (1000 ft). PVTG-2 was 34°C (94°F) at 300 m (1000 ft). PVTG-3 obtained 81°C (178°F) at 488 m (1600 ft). PVTG-4 measured 46°C (114°F) at 360 m (1180 ft). PVTG-1, 2 and 4 were lined with 2-inch steel pipe and filled with water. PVTG-3 was drilled to 488 m (1600 if) and lined with 4 ½ inch steel casing cemented back to surface. Potentially this would allow PVTG-3 to be re-entered and cored up to 1800 m (~6000 ft) to target the geothermal reservoir at greater depths.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

Water samples obtained from the drilling were sent to Thermochem Labs in Santa Rosa, CA for analysis. Preliminary results for both the high and low geothermometers support the temperatures previously obtained from sampling the Hot Springs and Magma Well as reported by Shevenell and Garside in 2003.

Sierra Geothermal Power Inc. (SGPI) (formerly Inovision Solutions Inc.), which has an option agreement to earn a 50% joint-venture interest, financed the Company’s 20% cost share obligation of $148,000 (US). The DOE funded the remaining 80% of the costs. The Company has completed the DOE sponsored work and the final report was submitted in January 2006. As part of the agreement, SGPI will complete $5 million of project expenditures over a five year period.

Future drill plans include four thermal gradient holes, two observation/slim wells, including deepening PVTG-3, and up to two production wells. Detailed drilling plans to outline drill locations on private and federal land will commence upon SGPI’s ability to successfully raise financing. If the Company undertakes exploration on federal land the permitting process is expected to take approximately six months.

In the third fiscal quarter a detailed gravity survey was completed by Quantech Geosciences out of Reno, Nevada. The gravity survey as previously stated is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. It is anticipated that this information will aid in planning the depth to which the casing will need to be set to reach bedrock for future observation slim wells and production size test wells.

3) Black Warrior Project - Nevada

The Company continued with field investigations at the Black Warrior project during the quarter. The Company has 21 km2 (8 mi2) of private land and 5 km2 (2 mi2) of federal geothermal land for a total land area of 26 km2 (10 mi2) south and east of Black Warrior Peak, Washoe and Churchill Counties, Nevada. The leases on private land are subject to a 3.5% royalty on gross revenue from electricity sales however, the Company can purchase the royalty for $1-million (U.S.). Leases include surface and water rights.

4) Crump Geyser Project — Oregon

The Crump Geyser project is located in Warner Valley, Lake County, 48 km (30 mi) east of Lakeview, Oregon and 282 km (175 mi) north of Winnemucca, Nevada. In August 2005 the Company acquired leases totaling 2916 hectares (7205 acres) of private land. The leases allow free access on the surface for exploration and development. The property is readily accessible by a paved highway which runs through the property.

This property is composed of two geothermal zones. The Crump Geyser and main hot springs are part of the southern geothermal zone and occur over a 6 km (4 mi) interval at the base of a prominent range front fault scarp along the western edge of Warner Valley. The northern geothermal zone comprises an area of about 1050 hectares (2600 acres) and covers extensive hot springs also occurring along prominent segmented extensional faults.

At Crump Geyser, a 512 m (1680 ft) deep well drilled in 1959 by Magma Power company spontaneously erupted a few days after it was abandoned. The well flowed 30 litres/second (500 gallons/minute) of boiling water spouting 60 m (200 ft) into the air continuously for six months. It then reverted to a spectacular geyser erupting at regular intervals. In the 1960’s the

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

As previously reported, GeothermEx Inc. was retained to write a report based on the results to date on the property. The final report outlines that the lifecycle of the plant is twenty years which nets a minimum (90% probability) of 40MW, a most likely (modal) of 60MW and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F). A geochemist with Thermochem Labs was retrained to evaluate the geothermometry and subsequently confirmed the deep reservoir temperature.

A comprehensive 3 point Schlumberger resistivity survey was requisitioned in January 2006 and the final report was received in March 2006. Results show a strong anomaly (high conductive area) associated with the Geyser area that appears to be approximately 6 km2 (2 mi2). A detailed gravity survey will be requisitioned later in the Spring 2006 to confirm results.

A preliminary wildlife review was undertaken by Northwest Wildlife Consultants late in 2005. While there does not appear to be any species that would prohibit development a detailed review will be necessary before drilling can begin.

The Company is investigating permitting requirements in Oregon.

Financial Summary

For the three months ended March 31, 2006 the Company incurred a loss of $1,235,000 or $0.04 per share. This compares to a loss for the three months ended March 31, 2005 of $345,000 or $0.01 per share. There are two major reasons for this increased loss. During the 2006 third quarter the Company initiated a significant program involving the publication of company information. There was no such program during the third quarter of 2005. Additionally the non cash stock based compensation expenses were higher in 2006 when compared to the similar quarter of 2005. This is the direct result of granting more stock options in 2006, to directors, employees and consultants when compared to 2005.

Expenses, exclusive of the expense categories Conventions and publishing and Stock based compensation, have declined by $20,812. Foreign exchange expense declined as the Canadian dollar strengthened, vis a vis the US dollar, in the quarter. As noted in the second quarter of 2006, the company obtained liability insurance expense that it did not have in 2005. Rent and telephone costs rose as the company utilized more space and more telephone lines. Transfer agent and regulatory fees declined reflecting the fact that the Company performed a financing in 2005 that was not repeated in 2006. Finally in fiscal 2006 the Company had employees and incurred wage expenses. In 2005 the Company did not have any employees.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

Selected Annual Information

The following selected financial information was obtained from the audited consolidated annual financial statements of the company for 2005, 2004 and 2003. These financial statements were audited by Morgan and Company, Chartered Accountants. The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive. Therefore, basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2005	2004	2003

a) Total Revenues	Nil	Nil	Nil

b) (Loss) before discontinued operations and extraordinary items	$(1,308,000)	(793,000)	(491,000)
c) Basic and diluted loss per share	$(0.05)	(0.05)	(0.05)

d) Net (loss) for the year	$(1,308,000)	(793,000)	(491,000)

e) Basic and diluted loss per share	$(0.05)	(0.05)	(0.05)

f) Total assets	$6,637,000	4,004,000	542,000

g) Total long-term financial liabilities	Nil	Nil	Nil

h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect increased overhead expenses associated with the Company’s escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

Summary of Quarterly Results

	Period	Revenues	Loss	Loss per share
				(Basic and fully
				diluted)
		(Unaudited)	$ (Unaudited)	$ (Unaudited)
3rd	Quarter 2006	Nil	1,235,000	0.04
2nd	Quarter 2006	Nil	272,000	0.01
1st	Quarter 2006	Nil	124,000	0.00
4th	Quarter 2005	Nil	607,000	0.02
3rd	Quarter 2005	Nil	345,000	0.01
2nd	Quarter 2005	Nil	188,000	0.01
1st	Quarter 2005	Nil	168,000	0.01
4th	Quarter 2004	Nil	373,000	0.02

The amount of the Company’s administrative expenses is directly related to the level of financing available and the exploration programs that are undertaken. The magnitude of these expenses us a direct function of general financial market conditions as well as recent exploration prospects and achievements. Up to thus stage in its development, the Company has not acquired property or conducted exploration work on a predetermined basis. Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful.

Aside from three anomalous fiscal quarters, the current trend is generally to increasing losses as the Company grows and focuses on the development of its most advanced project at Blue Mountain. The increased loss in the fourth quarter of 2004 was the result of expensing non cash stock based compensation of $154,000 in accordance with Canadian GAAP. The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program. Finally the increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock based compensation of $250,000 in accordance with Canadian GAAP. The increased loss in the third quarter of 2006 is explained above.

Transactions with Related Party

During the quarter ended March 31, 2006 the Company incurred costs of $20,000 (2004 - $NiI) for the provision of management and technical services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed and accepted a contract covering this transaction. The amount paid was determined to be at approximately current market rates and was in accordance with a formal contract. Refer to Note 11 of the financial statements.

During this quarter the Company incurred costs of $94,000 (2005 - $85,000) for the provision of technical and geological services from a company owned by a director and officer. The Company’s Nominating and Compensation committee has reviewed and accepted a contract covering these transactions. The amounts paid were determined to be at approximately current market rates and were in accordance with a formal contract. Refer to Note 11 of the financial statements.

During this quarter the Company incurred costs of $8,358 (2005 - $Nil) for the provision of consulting fees from a Director. The amounts paid were at approximately current market rates.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

Included in the accounts payable and advances at the quarter end are amounts due to related parties of $71,118 (2005 -$45,712). These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Off-Balance Sheet Arrangements

As at March 31, 2006 and up to the effective date of this report, the Company had no off balance sheet arrangements.

Actual and Proposed Transactions

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board.  The only actual transaction was the previously mentioned acquisition of 640 acres to the existing NLRC lease at the Blue Mountain Project, Humboldt County, Nevada, the Pumpernickel Project, Humboldt County, Nevada and the Black Warrior Project, Washoe and Churchill Counties, Nevada.

Changes in Accounting Policies including Initial Adoption

During the third quarter of fiscal 2006 and subsequent up to the date of this report, the Company has instituted one change in its accounting policies. During this year, the Company had recognized fluctuations in the market values of its marketable securities by recording both unrealized losses and unrealized gains - provided that the carrying value of the marketable securities were still recorded at an amount below the original cost. In order to avoid both upwards and downwards fluctuations in the carrying values, the Company now only recognizes write downs below original cost in the market values.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and equivalents, amounts receivable, marketable securities and accounts payable and advances. The fair value of these instruments approximates their carrying value due to their short-term maturity. The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The company is not exposed to significant credit or interest rate risk.

Outstanding Share Data

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 5 of the financial statements. As at March 31,2006, the Company had 33,375,504 common shares issued and outstanding. There are no other classes of shares issued and outstanding. As of the date of this report, the Company had 53,177,170 common shares outstanding. As of the date of this report the Company had 3,383,000 stock purchase options outstanding at various exercise prices and future dates. As of the date of this report the Company had 24,465,666 share purchase warrants outstanding at various exercise prices and

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

future dates. If all of these options and warrants were exercised, a total of 81,025,836 common shares would be issued and outstanding.

Investor Relations

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based lR firm that represents public companies in the resource sector. The Company us paying Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term. The Company will issue 50,000 options exercisable at $0.90 per share on signing and at three - month intervals thereafter, with a cap of 200,000 options. All additional options will be exercisable at the market price of the shares at the time of issuance and shall be subject to the quarterly vesting provisions required by the TSX Venture Exchange. The Company also retains Ms. Shelley Kirk for investor relations services on an hourly basis.

Capital Resources and Liquidity

The Company does not have operations that generate cash flow. At March 31, 2006, the Company had $2,173,557 in cash and equivalents on hand. At March 31, 2006, the Company had working capital of $2,247,536. Cash on hand will be used to advance all of the geothermal properties, to fund general office and administrative costs, and to acquire new geothermal properties. Management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and required resource property commitments for the current fiscal year. The Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties. While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

Risks and Uncertainties

By its very nature, geothermal exploration involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the exploration and development of geothermal concessions.

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments, technological and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry on operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop them into profitable production.

The Company’s geothermal properties are all located in the United States. As a result, the Company is subject to currency fluctuations. The geothermal exploration activities expose the Company to potential environmental liabilities relating to development of the geothermal concessions in accordance with United States laws and regulations.

NEVADA GEOTHERMAL POWER INC. Management Discussion and Analysis For the Second Quarter Ended March 31,2006	Form 51-102F1

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. Management is not aware of any impediment to its ownership of these properties. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

Other Information

The Company’s web site address is www.nevadaaeothermal.com. Other information relating to the Company can be found on SEDAR at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

Disclaimer

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

Nevada Geothermal Power Inc.

GeothermEx Estimates Minimum 40 MW,

Most Likely 60 MW Potential at Crump Geyser, Oregon

VANCOUVER, B.C. (May 30th, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced the results of an independent review of the Crump Geyser Geothermal Project by GeothermEx, Inc. of Richmond, California which provides a preliminary estimate of the minimum and most likely megawatt (MW) capacity of the Crump Geyser geothermal resource.

The GeothermEx results are contained in a report entitled “Assessment of the Crump Geyser Geothermal Project, Lake County, Oregon” dated May 1, 2006.

Summarizing directly from the report:

•

“Nevada Geothermal Power Company, a wholly owned a subsidiary of Nevada Geothermal Power Inc. (NGP) holds approximately 7,200 acres (11.2 square miles / 29 square kilometers) of geothermal leases in the area of the thermal anomaly. These are divided into a “southern geothermal zone,” which includes the Crump Geyser anomaly, and a “northern geothermal zone,” which encompasses a separate set of warm springs. The Crump Geyser geothermal system is expressed by hot springs with temperatures to 78°C, which extend about 5 km along the western edge of Warner Valley, at the eastern front of the Warner Mountains, in Lake County, Oregon.

•

“Using Monte Carlo simulation, we estimate the potential megawatt (MW) capacity of the Crump Geyser reservoir to have a minimum value of 40 MW (90% probability) for 20 years and a most likely value of 60 MW for 20 years.  This capacity estimate is based on a volumetric estimate of heat in place which assumes an area of 5.4 to 16 km2 (most likely 10.7 km2), a reservoir thickness of 760 to 1,680 m (most-likely 1,070 m), and average reservoir temperature 140° to 160°C (most-likely 150°C).

•

“The area is at the northeastern end of the Basin and Range geologic province. Rocks exposed at the surface and likely to host the thermal reservoir at depth are volcanics that are at least a million years old. The thermal anomaly is accordingly expected to be the result of deep circulation (of groundwater) in a region of elevated heat flow.

•

 “A conceptual model of the resource suggests that the deep source fluid probably migrates up-dip, moving to the NE, within fractured volcanic strata of the gently SW-dipping Warner Mountains block (i.e. the hot water comes to the Crump area from the SW). The depth of these strata is unknown, but probably at least 1.5 to 2 km. This water migrates NE at depth until it reaches the steeply-dipping range-bounding fault, on the west side of Warner Valley, and steeply-dipping NW-trending cross-faults. Permeability in the range-bounding fault zone, probably enhanced by the cross-faults, provides conduits for a rapid ascent to the surface. Some of the deeply migrating water may also cross the bounding fault and cross-faults and reside at commercially drillable depths beneath the valley, particularly along the west side.”

Following a corporate review of our exploration results to date and the positive analysis by GeothermEx, Inc., NGP intends to advance the Crump Geyser project through reservoir drilling, testing and confirmation, project feasibility studies and ultimately electrical power production.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.